OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECU[illegible]SSION

05038091

ANNUAL AU[illegible]ORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mikles/Miller Securities. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East Suite 460
(No and Street)

Los Angeles, (City) California (State) 90067 (Zip Code)

[illegible]F PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Smetana (310) 286-6203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 28 2005 PROCESSING

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Smetana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mikles/Miller Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 22 day of February 2005

Notary Public

Signature

Chief Financial Officer

Title

ANITA STEPHAN
Commission # 1532303
Notary Public - California
Los Angeles County
My Comm. Expires ...

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH., D.C. 179 SECTION

Mikles/Miller Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Mikles/Miller Securities, LLC

I have audited the accompanying statement of financial condition of Mikles/Miller Securities, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mikles/Miller Securities, LLC as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 19, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Mikles/Miller Securities, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	109,225
Deposits held at clearing firm		120,818
Accounts receivable		4,459
Prepaid expenses		9,080
Equipment, furniture and fixtures, and leasehold improvement, net of $155,142 accumulated depreciation		9,792
Other deposits		7,445
Total assets	$	260,819

Liabilities and Members' equity

Liabilities

Accounts payable and accrued expenses	$	37,874
Income taxes payable		6,000
Total liabilities		43,874
Members' equity		216,945
Total liabilities and members' equity	$	260,819

The accompanying notes are an integral part of these financial statements.

Mikles/Miller Securities, LLC
Statement of Income
For the year ended December 31, 2004

Revenue	
Commission income	$ 1,416,097
Interest income	1,750
Total revenue	1,417,847
Expenses	
Employee compensation	898,491
Commission expense	148,841
Occupancy	41,605
Taxes, other than income taxes	37,892
Other operating expenses	207,400
Total expenses	1,334,229
Net income (loss)	$ 83,618

Mikles/Miller Securities, LLC
Statement of Changes in Members' equity
For the year ended December 31, 2004

	Members' Equity
Balance on January 1, 2004	$ 133,327
Net income (loss)	83,618
Balance on December 31, 2004	$ 216,945

The accompanying notes are an integral part of these financial statements.

Mikles/Miller Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:

Net income (loss)		$ 83,618
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 6,916	
(Increase) decrease in:		
Deposits held at clearing firm	(6,582)	
Accounts receivable	17,236	
Prepaid expenses	(1,279)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(17,395)	
Total adjustments		(1,104)
Net cash and cash equivalents provided by (used in) operating activities		82,514
Cash flows from investing activities:		
Purchase of equipments	(5,411)	
Net cash and cash equivalents provided by (used in) investing activities		(5,411)
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		77,103
Cash and cash equivalents at beginning of year		32,122
Cash and cash equivalents at end of year		$ 109,225

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ –
Income taxes	$ 6,800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mikles/Miller Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act on April 30, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer securities, and trades on a fully disclosed basis through Bear Stearns Securities Corp. Commission income consists primarily of purchases and sales of equity securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture, fixtures and equipment are stated at cost. The Company depreciates its furniture, fixtures and equipment using the straight line method of depreciation over the property and equipment's useful lives of three to five years.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the members. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California for limited liability companies.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of income or members' equity.

Note 2: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $120,818 with Bear Sterns Securities Corp. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:.

Equipment	$ 114,672
Furniture and fixtures	32,544
Leasehold improvement	17,718
	164,934
Less accumulated depreciation	(155,142)
Equipment, furniture and fixtures, and leasehold improvement, net	$ 9,792

Depreciation expense for the year ended December 31, 2004 was $6,916.

Note 4: EMPLOYEE BENEFIT PLAN

The Company maintains a qualified employee benefit retirement plan under Internal Revenue Code Section 401(k) covering substantially all full-time employees. Participants may contribute a percentage of their compensation up to the maximum allowed by the Internal Revenue Code. The Company is not required to contribute to the plan, but may do so at its discretion. For the year ended December 31, 2004 there was no contribution to the plan by the Company.

Note 5: RELATED-PARTY TRANSACTIONS

The Company is affiliated with Mikles/Miller Management, Inc ("Management"). which is the general partner and investment advisor to various investment funds ("the Funds"). The Company earns commissions for introducing the Funds' securities transactions. For the year ended December 31, 2004, all commissions earned by the Company were related to securities transactions introduced on behalf of the Funds.

In addition, the Company will make and receive short terms loans to/from Management. At December 31, 2004 the Company owed Management $17,533. This balance is included in accounts payable and accrued expenses.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2004 the Company recorded gross receipts tax of $ 6,000, and the minimum limited liability company income tax of $800. These amounts are included in other operating expenses.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company leases office space under a noncancellable operating lease expiring in 2005. During the year ended December 31, 2004, the Company received $45,645 in reimbursements from an entity sharing the office space.

Future minimum lease payments under the lease are as follows:

Year	Amount
2005	$ 89,868

Net rent expense was $41,605 for the year ended December 31, 2004.

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2004, the Company had deposits with financial institutions with uninsured cash balances totaling $9,225. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $186,169, which was $181,169 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($43,874) to net capital was 0.24 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Mikles/Miller Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital

Members' equity	$ 216,945	
Total Members' equity		$ 216,945
Less: Non allowable assets		
Account receivables	(4,459)	
Equipments, furniture and fixtures, and leasehold improvement, net	(9,792)	
Prepaid expenses	(9,080)	
Other deposits	(7,445)	
Total non-allowable assets		(30,776)
Net Capital		186,169

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,925	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 181,169
Ratio of aggregate indebtedness to net capital	0.24: 1	

There was a $2 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004 due to rounding.

Mikles/Miller Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Mikles/Miller Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Mikles/Miller Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Mikles/Miller Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Mikles/Miller Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Mikles/Miller Securities, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Mikles/Miller Securities, LLC for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Mikles/Miller Securities, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 19, 2005